UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE 13G

(Amendment No. 2)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Nuvectis Pharma, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

67080T108
(CUSIP Number)

December 30, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(l)	Names of reporting persons. Charles Mosseri-Marlio
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization France

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole voting power 2,380,176
	(6)	Shared voting power 0
	(7)	Sole dispositive power 2,380,176
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 2,380,176
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 16.3%*
(12)	Type of reporting person IN

* Calculated based on 14,642,483 shares outstanding as represented by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

Item l(a). Name of Issuer:

Nuvectis Pharma, Inc.

Item l(b). Address of Issuer’s Principal Executive Offices:

1 Bridge Plaza Suite 275

Fort Lee, NJ 07024

Item 2(a) & (b). Name and Principal Business Offices of Persons Filing:

Charles Mosseri-Marlio

27 Ripplevale Grove

London N1 1HS, UK

Item 2(c). Citizenship:

France

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.00001 per share

Item 2(e). CUSIP Number:

67080T108

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8).

(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount beneficially owned:

2,380,176

(b)	Percent of Class:

16.3%*

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

2,380,176

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

2,380,176

(iv)	shared power to dispose or to direct the disposition of:

0

5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

8. Identification and Classification of Members of the Group.

N/A

9. Notice of Dissolution of Group.

N/A

* Calculated based on 14,642,483 shares outstanding as represented by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2023	By:	/s/ Charles Mosseri-Marlio
Date	Name:	Charles Mosseri-Marlio